CUSIP No. 30162V102

SCHEDULE 13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30162V102

(CUSIP Number)

Andrej Jonovic

HandsOn Global Management

8550 West Desert Inn Road, Suite 102-452

Las Vegas, Nevada 89117

424-268-8900

With a copy to:

Maurice M. Lefkort

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 26, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Global Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,192,471

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 533,636

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,192,471

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 49.9% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 3,211,100 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the distributees of Ex-Sigma 2 LLC, plus 71,898 shares of Common Stock issuable upon settlement of restricted stock units held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Par Chadha

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,192,471

	9	Sole Dispositive Power 150,142

	10	Shared Dispositive Power 36,591,107

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,192,471

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 49.9% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 3,211,100 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the distributees of Ex-Sigma 2 LLC, plus 71,898 shares of Common Stock issuable upon settlement of restricted stock units held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOF 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,637,789

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,637,789

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,637,789

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.6% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 1,498,971 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOVS LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,203,473

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,203,473

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,203,473

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.8% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 67,104 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Services Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,203,473

	9	Sole Dispositive Power 17,203,473

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,203,473

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.8% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 67,104 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Adesi 234 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,019,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,019,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,019,560

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 137,661 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Fund 4 I LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Capital III LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Surinder Rametra

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,605,137

	9	Sole Dispositive Power 4,605,137

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,605,137

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.2% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 146,571 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pidgin Associates LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,308,025

	9	Sole Dispositive Power 3,308,025

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,308,025

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 144,973 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SoNino LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,334,946

	9	Sole Dispositive Power 3,334,946

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,334,946

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 140,318 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Beigam Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,071,836

	9	Sole Dispositive Power 3,071,836

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,071,836

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 134,210 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ron Cogburn

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 372,125

	9	Sole Dispositive Power 372,125

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 372,125

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations plus 12,830 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Shadow Pond LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,580,911

	9	Sole Dispositive Power 1,580,911

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,580,911

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 71,948 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SunRaj LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,225,078

	9	Sole Dispositive Power 2,225,078

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,225,078

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.5% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 35,162 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rifles Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,616,439

	9	Sole Dispositive Power 1,616,439

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,616,439

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 67,778 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Andrej Jonovic

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Serbia; Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 484,709

	9	Sole Dispositive Power 484,709

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 484,709

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations plus 17,544 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn 3, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 46,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 46,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kanwar Chadha

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 372,106

	9	Sole Dispositive Power 372,106

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 372,106

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 4,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Suresh Yannamani

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 533,892

	9	Sole Dispositive Power 533,892

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 533,892

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.4% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations plus 21,806 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jim Reynolds

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,387,782

	9	Sole Dispositive Power 52,836

	10	Shared Dispositive Power 3,334,946

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,782

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 140,318 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Vik Negi

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,625,658

	9	Sole Dispositive Power 44,747

	10	Shared Dispositive Power 1,580,911

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,625,658

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.1% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 71,948 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Matt Brown

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 145,626

	9	Sole Dispositive Power 145,626

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 145,626

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.1% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 5,238 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Srini Murali

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 120,036

	9	Sole Dispositive Power 120,036

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,036

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.1% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 3,224 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Vitalie Robu

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 249,381

	9	Sole Dispositive Power 249,381

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 249,381

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.2% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102

The information in this Amendment No. 10 to Schedule 13D (this “Ninth Amendment” or this “13D/A”) amends the Schedule 13D (the “Initial Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Mr. Par Chadha, HandsOn Global Management, LLC, a Delaware limited liability company (“HGM”), Ex-Sigma 2 LLC, a Delaware limited liability company (“Ex-Sigma 2”), Ex-Sigma LLC, a Delaware limited liability company (“Ex-Sigma”), HOVS LLC, a Delaware limited liability company (“HOVS”), HandsOn Fund 4 I, LLC, a Nevada limited liability company (“HOF 4”), HOV Capital III, LLC, a Nevada limited liability company (“HOV 3”), HOV Services Ltd., an Indian limited company (“HOV Services”), Adesi 234 LLC, a Nevada limited liability company (“Adesi”), HOF 2 LLC, a Nevada limited liability company (“HOF 2” and together with Mr. Chadha, Ex-Sigma, Ex-Sigma 2, HGM, HOVS, HOV Services, HOF 4, HOV 3, and Adesi, the “Initial Reporting Persons”) on July 24, 2017, relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Exela Technologies, Inc. (the “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed by the Initial Reporting Persons on April 16, 2018, Amendment No. 2 to Schedule 13D filed by the Initial Reporting Persons and HandsOn 3, LLC, a Nevada limited liability company and an affiliate of the Initial Reporting Persons (“HOF 3 and together with the Initial Reporting Persons the “Amended Reporting Persons”) on June 20, 2018, Amendment No. 3 to Schedule 13D filed by the Amended Reporting Persons on May 28, 2019, Amendment No. 4 to Schedule 13D filed by the Amended Reporting Persons on June 26, 2019, Amendment No. 5 to Schedule 13D filed by the Amended Reporting Persons and each of SoNino LLC, The Beigam Trust, The Rifles Trust, SunRaj LLC, Pidgin Associates LLC, Andrej Jonovic, Shadow Pond LLC, Ron Cogburn, Kanwar Chadha and Surinder Rametra (together with the Amended Reporting Persons, the “Second Amended Reporting Persons”) on July 8, 2019, Amendment No. 6 to Schedule 13D filed by the Second Amended Reporting Persons on July 18, 2019, Amendment No. 7 to Schedule 13D filed by the Second Amended Reporting Persons on October 30, 2019, Amendment No. 8 to Schedule 13D filed by the Second Amended Reporting Persons on November 27, 2019 and Amendment No. 9 to Schedule 13D filed by the Second Amended Reporting Persons and Suresh Yannamani on February 27, 2020 (the “Prior Amendments”).

This Tenth Amendment is filed to provide additional information on entities and individuals that have joined the group pursuant to Joinders to the Voting Agreement (the “Joinder to Second Voting Agreement”) by and among each of Suresh Yannamani, Jim Reynolds, Vik Negi, Matt Brown, Srini Murali and Vitalie Robu (collectively the “Voting Agreement Joining Parties”) and certain of the Second Amended Reporting Persons (collectively, the “Reporting Persons”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented as follows:

The principal address of Mr. Jim Reynolds is 29 Warner Rd., Grosse Pointe Farms, MI 48236.  The principal occupation of Mr. Reynolds is serving as the Chief Financial Officer of the Issuer and a partner of other Reporting Persons.  Mr. Reynolds is a citizen of the United States.

The principal address of Mr. Vik Negi is 173 Fieldwood, Irvine, CA 92618.  The principal occupation of Mr. Negi is serving as an Executive Vice President of the Issuer and a principal of other Reporting Persons.  Mr. Negi is a citizen of the United States.

The principal address of Mr. Srini Murali is c/o SourceHOV, 1250 W. 14 Mile, Troy, MI 48083.  The principal occupation of Mr. Murali is serving as the President, Americas and Asia Pacific of the Issuer.  Mr. Murali is a citizen of the United States.

The principal address of Mr. Matt Brown is 1534 Valley Drive, Topanga CA 90290.  The principal occupation of Mr. Brown is serving as a senior vice president of the Issuer and of other Reporting Persons.  Mr. Brown is a citizen of the United States.

The principal address of Mr. Vitalie Robu is 36 Jedburgh Street, London SW11 5QB.  The principal occupation of Mr. Robu is serving as the President of EMEA of the Issuer.  Mr. Robu is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

Each of the Voting Agreement Joining Parties used personal funds to finance their purchases.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

HGM continues to believe that the Common Stock is undervalued at its current levels and is exploring means to continue to acquire increased beneficial and economic ownership of the Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a)-(b)

Mr. Reynolds directly owns 52,836 shares of Common Stock, representing beneficial ownership of less than 0.1% of the Common Stock. Mr. Reynolds may also be deemed to beneficially own 3,194,628 shares of Common Stock and 114,770 shares of Preferred Stock (convertible into 140,318 shares of Common Stock) directly owned by SoNino LLC, representing beneficial ownership of an additional 2.3% of the Common Stock.

Mr. Negi directly owns 48,747 shares of Common Stock, representing beneficial ownership of less than 0.1% of the Common Stock. Mr. Negi may also be deemed to beneficially own 1,508,963 shares of Common Stock and 58,848 shares of Preferred Stock (convertible into 71,948 shares of Common Stock) directly owned by Shadow Pond LLC, representing beneficial ownership of an additional 1.1% of the Common Stock.

Mr. Brown directly owns 140,338 shares of Common Stock, 4,284 shares of Preferred Stock (convertible into 5,238 shares of Common Stock), representing beneficial ownership of 0.1% of the Common Stock.

Mr. Murali directly owns 116,812 shares of Common Stock, 2,637 shares of Preferred Stock (convertible into 3,224 shares of Common Stock), representing beneficial ownership of 0.1% of the Common Stock.

Mr. Robu directly owns 249,381 shares of Common Stock, representing beneficial ownership of 0.2% of the Common Stock.

(c)

SoNino LLC, of which Mr. Reynolds is a controlling person, received 533,608 shares of Common Stock and 30,253 shares of Preferred Stock pursuant to the Purchase Price Adjustment, 906,835 shares of Common Stock and 35,097 shares of Preferred Stock pursuant to the Exchange Distribution, and 1,506,555 shares of Common Stock and 49,420 shares of Preferred Stock pursuant to the HGM Distribution.

Shadow Pond LLC, of which Mr. Negi is a controlling person received 387,393 shares of Common Stock and 21,964 shares of Preferred Stock pursuant to the Purchase Price Adjustment, 848,683 shares of Common Stock and 32,846 shares of Preferred Stock pursuant to the Exchange Distribution, and 94,043 shares of Common Stock and 4,038 shares of Preferred Stock pursuant to the HGM Distribution.

Mr. Brown received 110,690 shares of Common Stock and 4,284 shares of Preferred Stock pursuant to the Exchange Distribution.

Mr. Murali received 50,747 shares of Common Stock and 1,964 shares of Preferred Stock pursuant to the Exchange Distribution, and 17,141 shares of Common Stock and 673 shares of Preferred Stock pursuant to the HGM Distribution.

Mr. Robu received 219,065 shares of Common Stock pursuant to the HGM Distribution.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Schedule 13D and any amendments thereto.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1: Amended and Restated Joint Filing Agreement

CUSIP No. 30162V102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Ninth Amendment is true, complete and correct.

Dated: March 6, 2020

HANDSON GLOBAL MANAGEMENT, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOVS LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

HANDSON FUND 4 I LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV CAPITAL III, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV SERVICES LTD

By:	/s/ Vik Negi
Name: Vik Negi
Title: Director

ADESI 234 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOF 2 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

EX-SIGMA 2 LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

EX-SIGMA LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

/s/ Par Chadha
Par Chadha

HANDSON 3, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

SONINO LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

BEIGAM TRUST

By:	/s/ Sarah Jonovic
Name: Sarah Jonovic
Title: Trustee

RIFLES TRUST

By:	/s/ Ajit Singh Chadha
Name: Ajit Singh Chadha
Title: Trustee

SUNRAJ LLC

By:	/s/ Sunil Rajadhyksha
Name: Sunil Rajadhyksha
Title: Manager

/s/ Andrej Jonovic
Andrej Jonovic

SHADOW POND LLC

By:	/s/ Vik Negi
Name: Vik Negi
Title: Manager

/s/ Ron Cogburn
Ron Cogburn

/s/ Kanwar Chadha
Kanwar Chadha

/s/ Surinder Rametra
Surinder Rametra

PIDGIN ASSOCIATES LLC

By:	/s/ Xin Cheng
Name: Xin Cheng
Title: Manager

/s/ Suresh Yannamani
Suresh Yannamani

/s/ Jim Reynolds
Jim Reynolds

/s/ Vik Negi
Vik Negi

/s/ Matt Brown
Matt Brown

/s/ Srini Murali
Srini Murali

/s/ Vitalie Robu
Vitalie Robu